
aMaDEUS


RECEIVED
MAY 0 9 2005


05007766

Madrid, 6th May 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.



By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Linklaters

Enclosures:

- Sale of 38.9% participation in ONETRAVEL.COM (Relevant Fact of February 11, 2005)
- Acquisition of SAVIA (Relevant fact of March 2, 2005).
- Audited IFRS financial statements year 2004.
- Audited Spanish GAAP Annual Accounts year 2004.
- Report on agreed-upon procedures.
- Increase of participation in OPODO (Relevant fact of March 14, 2005).
- Press Release 1th Quarter 2005 Results (IAS).
- IFRS financial statements as of March 31, 2005.



TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS has approved the sale of its 38.9% participation in the capital stock of ONETRAVEL.COM, Inc.. This is the result of the agreement achieved between ONETRAVEL.COM, Inc, and the US entity RCG Companies in the context of a future merger of both companies. The final result of the transaction does not have a material impact on the financial statements of Amadeus taken as whole.

Madrid, 11th February 2004

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.

SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN

T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary of the Board of Directors of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

As continuation of the "relevant fact" filed with the CNMV on February 28, 2005, Amadeus has successfully concluded the negotiations with Iberia Líneas Aéreas de España, S.A, its shareholder of reference, and has acquired the remaining 66% of the shares of SAVIA AMADEUS, the National Marketing Company for Spain and Portugal. The price of the transaction is Euro 82.3 million in cash, plus/minus net debt and working capital adjustments.

Madrid, 2 March 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID. TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES. FOLIO 15. HOJA 84.913-1 - CIF / VAT: ES-A78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Amadeus has increased from 55.36% to 74.02% its stake in the pan-European on-line portal OPODO, with the corresponding proportional dilution of the other shareholders. The transaction was carried out within the context of the acquisition by OPODO of Karavel, Quest and eviaggi.com (wholly owned subsidiary of AMADEUS) and was performed through a cash injection to the capital of the Company of Euro 64.1 million and the contribution in kind of Travellink AB, its one-hundred per cent subsidiary of e-commerce for the Scandinavian market, for an amount of Euro 16.3 million.

Madrid, 14th March 2005

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID. TOMO 8906. GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES. FOLIO 15. HOJA 84.913-1 - CIF / VAT: ES-A78876919

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA 1
28027 MADRID
SPAIN
T + 34 915 820 100
F + 34 915 820 144
+ 34 915 820 133

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements
as of March 31, 2005, prepared in accordance
with International Accounting Standard 34
and Review Report of Independent Accountants

(UNAUDITED)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of March 31, 2005 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the three month period then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE ESPAÑA S.L.

F. Javier Peris Álvarez
Partner

April 30, 2005

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	March 31, 2005	December 31, 2004
	(Unaudited)	
Current assets		
Cash and cash equivalents	85,590	104,669
Accounts receivable, net	315,943	245,228
Accounts receivable - affiliates, net	77,427	58,921
Loans receivable and advances - affiliates	1,251	1,190
Taxes receivable	65,300	41,611
Prepayments and other current assets	76,603	77,456
Total current assets	622,114	529,075
Tangible assets		
Land and buildings	129,451	130,142
Data processing hardware and software	473,249	465,097
Other	141,980	138,616
	744,680	733,855
Less accumulated depreciation	442,642	446,321
Net tangible assets	302,038	287,534
Intangible assets		
Patents, trademarks and licenses	71,745	79,903
Purchased technology	72,587	72,282
Software development projects	391,919	371,859
Purchased contracts	276,850	274,748
Goodwill	468,797	453,383
Other	9,191	9,137
	1,291,089	1,261,312
Less accumulated amortization	449,755	604,103
Net intangible assets	841,334	657,209
Deferred income taxes	108,466	108,779
Loans receivable - affiliates	3,988	1,015
Investments in associates	17,504	27,588
Other long-term investments, net	69,372	63,839
Total other non-current assets	199,330	201,221
Total non-current assets	1,342,702	1,145,964
Total assets	1,964,816	1,675,039

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	March 31, 2005	December 31, 2004
	(Unaudited)	
Current liabilities		
Accounts payable, net	421,354	316,768
Accounts payable - affiliates, net	35,471	27,032
Dividends payable	36	34
Debt payable within one year	10,445	8,562
Current obligations under finance leases	14,975	9,996
Income taxes payable	45,228	32,651
Other current liabilities	148,685	127,863
Total current liabilities	676,194	522,906
Long-term liabilities		
Long-term debt	42,505	2,538
Obligations under finance leases	100,908	96,003
Deferred income taxes payable	65,694	74,528
Other long-term liabilities	46,163	37,303
Total long-term liabilities	255,270	210,372
Shareholders' equity		
Share capital	23,044	23,044
Additional paid-in capital	367,942	365,526
Treasury shares and other similar equity instruments	(108,479)	(109,499)
Retained earnings	752,980	681,210
Cumulative translation adjustments	(24,305)	(28,557)
Subtotal	1,011,182	931,724
Minority Interests	22,170	10,037
Total shareholders' equity	1,033,352	941,761
Total liabilities and shareholders' equity	1,964,816	1,675,039

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended March 31,	
	2005	2004
	(Unaudited)	
Revenue (Note 3)	593,156	538,026
Cost of sales	457,613	393,271
Gross profit	135,543	144,755
Selling, general and administrative expenses	21,806	18,899
Operating income	113,737	125,856
Other income (expense)		
Interest expense, net (Note 6)	26	(2,372)
Exchange gains (losses)	2,474	(473)
Other income (expense), net	(197)	(32)
Income before income taxes	116,040	122,979
Income tax	44,675	48,377
Income after taxes	71,365	74,602
Equity in income (losses) from associates	3,341	(4,696)
Net income	74,706	69,906
Net Income attributable to:		
Minority Interest	(4,567)	(326)
Equity Holders of the company	79,273	70,232
Basic earnings per Class "A" share, in EURs (Note 7)	0.14	0.12
Basic earnings per Class "B" share, in EURs (Note 7)	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.14	0.12
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended March 31,	
	2005	2004
	(Unaudited)	
Cash flows from operating activities		
Operating income	113,737	125,856
Adjustments for:		
Depreciation and amortization	46,117	45,927
Employee stock compensation expense	1,396	1,064
Operating income before changes in working capital:	161,250	172,847
Accounts receivable	(65,225)	(80,567)
Taxes receivable	(26,567)	(2,592)
Other current assets	1,740	6,388
Accounts payable	62,532	29,156
Other current liabilities	(2,330)	36
Other long-term liabilities	382	(1,927)
Cash provided from operating activities	131,782	123,341
Taxes paid	(27,275)	(9,565)
Net cash provided from operating activities	104,507	113,776
Cash flows from investing activities		
Additions to tangible assets	(21,446)	(14,998)
Additions to intangible assets	(22,944)	(21,705)
Investment in subsidiaries and associates, net of cash acquired	(120,504)	714
Interest received	1,004	705
Sundry investments and deposits	(1,648)	(26)
Acquisition of Treasury shares	(28)	(5)
Disposal of Treasury shares	1,049	62
Loans to third parties	(174)	(4,256)
Loans to affiliates	(11)	(403)
Cash proceeds collected/(paid) - derivative agreements	(869)	1,147
Disposals of sundry investments	594	416
Dividends received	817	-
Proceeds obtained from disposal of fixed assets	672	1,081
Net cash used in investing activities	(163,488)	(37,268)
Cash flows from financing activities		
Proceeds from borrowings	46,983	7,308
Repayments of borrowings	(5,056)	(62,360)
Interest paid	(1,295)	(3,034)
Payments of finance lease liabilities	(1,047)	(2,285)
Net cash used in financing activities	39,585	(60,371)
Effect of exchange rate changes on cash and cash equivalents	317	(435)
Net increase in cash and cash equivalents	(19,079)	15,702
Cash and cash equivalents at beginning of period	104,669	42,101
Cash and cash equivalents at end of period	85,590	57,803

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	1,029	758,742
Changes in accounting policy. *Fair value approach employee* stock options	-	851	-	(851)	-	-	-
Restated Balance as of December 31, 2003	27,898	380,209	(126,899)	502,028	(25,523)	1,029	758,742
Equity instruments	-	-	-	-	-	-	-
Available for sale financial assets	-	-	-	(3,116)	-	-	(3,116)
Tax impact	-	-	-	1,090	-	-	1,090
Hedging instruments	-	-	-	(6,292)	(2,042)	-	(8,334)
Tax impact	-	-	-	2,201	715	-	2,916
Other gains (losses)	-	-	-	-	2,623	-	2,623
Gains (losses) not recognized in the statement of income	-	-	-	(6,117)	1,296	-	(4,821)
(Acquisitions) / disposals of Treasury shares, net	-	82	82	(82)	-	-	82
Employee share options	-	1,064	-	-	-	-	1,064
Business Combinations	-	-	-	-	-	207	207
Net income for the period	-	-	-	70,232	-	(326)	69,906
Balance as of March 31, 2004 (Unaudited)	27,898	381,355	(126,817)	566,061	(24,227)	910	825,180

See the accompanying notes to the consolidated financial statements

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Minority Interest	Total
Balance as of December 31, 2004	23,044	360,341	(109,499)	686,395	(28,557)	10,037	941,761
Changes in accounting policy. Fair value approach employee stock options	-	5,185	-	(5,185)	-	-	-
Restated Balance as of December 31, 2004	23,044	365,526	(109,499)	681,210	(28,557)	10,037	941,761
Equity instruments	-	-	-	-	-	-	-
Available for sale financial assets	-	-	-	117	-	-	117
Tax impact	-	-	-	(38)	-	-	(38)
Hedging instruments	-	-	-	(10,131)	-	-	(10,131)
Tax impact	-	-	-	3,546	-	-	3,546
Other gains (losses)	-	-	-	-	4,252	-	4,252
Gains (losses) not recognized in the statement of income	-	-	-	(6,506)	4,252	-	(2,254)
(Acquisitions) / disposals of Treasury shares, net	-	1,020	1,020	(1,020)	-	-	1,020
Reserves for legal requirements	-	-	-	23	-	-	23
Employee share options	-	1,396	-	-	-	-	1,396
Business Combinations	-	-	-	-	-	16,700	16,700
Net income for the period	-	-	-	79,273	-	(4,567)	74,706
Balance as of March 31, 2005 (Unaudited)	23,044	367,942	(108,479)	752,980	(24,305)	22,170	1,033,352

See the accompanying notes to the consolidated financial statements

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS") and through its e-commerce channel of distribution. Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

The accompanying March 31, 2005 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2004 except for the adoption starting January 1, 2005 of IFRS-2 "Share based payments" to the Group equity settled employee stock option plans. Under the new accounting policy, employee compensation expense is recognised based on the grant date fair value measurement of the employee stock option plans within the scope of the standard. The application is retrospective and thus opening balances have been adjusted and comparative information restated accordingly. Also, goodwill amortization has been discontinued upon application of IFRS-3 "Business Combinations" to the carrying amounts of goodwill at December 31, 2004. These balances are now presented on a net basis. Goodwill arising from acquisitions on or after March 31, 2004 was already subject to IFRS-3 and thus has not been amortized subsequent to initial recognition. Goodwill amortization expense recognised as of March 31, 2004 amounted to KEURs 9,637.

The interim consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the three-month period ended March 31,	
	2005	2004
Europe	401,141	371,318
United States	43,924	45,046
Rest of the world	148,091	121,662
Total revenue	593,156	538,026

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of March 31, 2005 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	280,077	6,421	15,540	-	302,038
Intangible assets, net	548,557	58,984	12,740	221,053	841,334
Investments in associates	3,963	3,109	10,432	-	17,504
Total	832,597	68,514	38,712	221,053	1,160,876

The split of assets as of December 31, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	266,220	6,929	14,385	-	287,534
Intangible assets, net	367,637	60,279	14,034	215,259	657,209
Investments in associates	16,382	2,664	8,542	-	27,588
Total	650,239	69,872	36,961	215,259	972,331

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of March 31, is as follows:

	2005	2004
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of different tax rates in other countries	0.2	0.5
Permanent differences due to goodwill amortization and impairment	0.6	3.7
Other permanent differences	0.6	1.2
Losses with no tax benefit recognition	2.0	1.3
Benefit from unrecognized losses used in current period	-	(2.9)
Other	0.1	0.2
Effective income tax rate	38.5	39.0

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the three-month periods ended March 31, 2005 and 2004, were KEURs 142,663 and KEURs 137,744, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates was KEURs 16 and KEURs 12 for the three-month periods ended March 31, 2005 and 2004, respectively. Interest rates for these loans denominated in United States Dollars (USD) and Euros (EUR) ranged from 3.72% to 5.46% for the three-month period ended March 31, 2005 and from 3.19% to 5.37% for the three-month period ended March 31, 2004.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 54,490 and KEURs 67,272 for the three-month periods ended March 31, 2005 and 2004, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	For the three-month period ended March 31,	
	2005	2004
Gross personnel costs	114,833	94,504
Less amount capitalized	6,670	7,102
Net charge to income	108,163	87,402
Average number of employees	6,548	5,135

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the three-month periods ending March 31, 2005 and 2004 were of KEURs 14,306 and KEURs 16,470, respectively.

b) The Group's net interest expense was as follows:

	For the three-month period ended March 31,	
	2005	2004
Interest expense	1,320	3,063
Less interest income	1,346	691
Net interest expense	26	(2,372)

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 27,696 and KEURs 23,078 for the three-month periods ended March 31, 2005 and 2004, respectively.

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of March 31, 2005 in the amount of KEURs 77,516, and as of December 31, 2004 in the amount of KEURs 64,414.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

e) Stock Incentive Plans

Total expenses recognized relating to stock grants and employee stock purchase plans, including social costs, for the three-month periods ending March 31, 2005 and 2004 were of KEURs 1,678 and KEURs 22, respectively. During the three-month period ended March 31, 2005 the Group delivered 2,539 shares to participants in the employee stock purchase plan. As of March 31, 2005 the number of shares required in order to meet the obligations under the stock grant and option plans was of 2,722 and 14,131,107 respectively.

f) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of March 31, 2005	As of December 31, 2004	As of March 31, 2005	As of December 31, 2004
Treasury shares	108,479	109,499	18,905,151	19,105,670
	108,479	109,499	18,905,151	19,105,670

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of March 31, 2005 and 2004 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6f)	(18,905,151)	(19,983,257)	(19,005,411)	(19,993,050)
Total shares outstanding	571,094,849	570,016,743	570,994,589	570,006,950
Dilutive effect of warrants, stock options and stock grants	2,070,796	686,036	2,105,570	690,043
Total number of diluted shares	573,165,645	570,702,779	573,100,159	570,696,993

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	March 31, 2005	March 31, 2004	March 31, 2005	March 31, 2004
Total shares issued	171,443,700	219,983,100	171,443,700	219,983,100
Total shares outstanding	171,443,700	219,983,100	171,443,700	219,983,100
Total number of diluted shares	171,443,700	219,983,100	171,443,700	219,983,100

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended March 31 is as follows:

	2005	2004
Net income, in KEURs	79,273	70,232
Weighted average number of class "A" shares outstanding	570,994,589	570,006,950
Weighted average number of class "B" shares outstanding	171,443,700	219,983,100
Basic earnings per class "A" share, in EURs	0.14	0.12
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended March 31, is as follows:

	2005	2004
Net income, in KEURs	79,273	70,232
Weighted average number of diluted class "A" shares outstanding	573,100,159	570,696,993
Weighted average number of diluted class "B" shares outstanding	171,443,700	219,983,100
Diluted earnings per class "A" share, in EURs	0.14	0.12
Diluted earnings per class "B" share, in EURs	-	-

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of March 31 are as follows:

	2005	2004
Cash on hand and balances with banks	61,111	25,119
Short-term investments	24,479	32,684
	85,590	57,803

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the three-month period ended March 31, 2005 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 18.66% in OPODO Ltd (total interest 74.02%).
- 15% interest in Travellink AB, this investment has been transferred to OPODO Ltd (total indirect interest 74.02%).
- 100% in Karavel, S.A. (total indirect interest 74.02%)
- 100% in Quest Ltd. (total indirect interest 74.02%)
- 66% in Sistemas Automatizados de Agencias de Viajes S.A. (SAVIA) (total interest 100%).
- 3.88% in Optims, S.A. (Total interest 100%)

The investment in E-Viaggi, SpA. has been transferred to OPODO Ltd (total indirect interest 74.02%).

ii) Newly created companies:

- 100% Interest in the NMC Japan KK.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	140,215
Deferred consideration	20,857
Cash acquired as a result of current acquisition	38,234
Equity in net assets acquired	(34,846)
Excess purchase price	164,460
Goodwill	164,460

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	140,215
Cash acquired related to the pre-existing ownership in Savia	(3,734)
Cash acquired related to Minority Interests	(16,028)
Net cash invested in subsidiaries and associates	120,453

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) During the three-month period ended March 31, 2004 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 42% interest in Amadeus Brasil Limited (total interest 76%).
- 50% interest in Travellink AB (total interest 85%).
- 20% interest in Comtec (Europe) Limited.

ii) Newly created companies:

- 100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.

iii) Capital increases:

- Amadeus Hong Kong Ltd.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	1,417
Conversion of debt to equity	2,478
Cash acquired as a result of current acquisition	2,054
Tax benefit on investments	(737)
Equity in net assets acquired	(1,423)
Excess purchase price	3,789
Goodwill	3,789

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	1,417
Cash acquired related to the pre-existing ownership in Amadeus Brasil and Travellink	(1,465)
Net cash invested in subsidiaries and associates	(48)

amadeus

PRESS RELEASE:
First Quarter 2005 Results[1]
(For the period 1 January to 31 March 2005)

Amadeus continues to grow in first quarter 2005

Total reservations grow 1% to 124.9 million year on year
Total revenue increases 10.3% to EUR 593.2 million year on year
Net income[2] up 6.8% to EUR 74.7 million year on year

Commenting on the results, Amadeus President and CEO José Antonio Tazón said:

"We started the year with a continued steady development of our business, in line with expectations. We have satisfactorily grown revenues and net income year on year despite only a modest 1% increase in overall bookings in this quarter, due in part to Easter week falling in March this year, rather than April in 2004.

"Air bookings grew 1.9% year on year, to 106 million. Of these, over 13% were processed through the online channel, which has grown by 33% compared with a year ago. This is a clear demonstration that our online solutions are meeting the needs of the travel industry as this channel continues to develop.

"We have continued with our strategic diversification, coupled with consolidation of our distribution network in key markets. The integration of Optims, the leading hotel technology company that we recently acquired, is proceeding as planned, bringing us new strengths in the hospitality market. Similarly our distribution companies Amadeus France and Savia Amadeus in Spain and Portugal, which between them handled over 81 million bookings last year, are now being fully integrated into the Amadeus Group after our full acquisition of them in recent months."

For further information please contact:

Edward P. Ross
Corporate and Marketing Communication
Amadeus
Tel. +34 91 582 0160
Fax. +34 91 582 0188
e-mail eross@amadeus.net
URL www.amadeus.net

Alejandra Moore Mayorga
Managing Director
Grupo Albión
Tel. +34 91 531 2388
Mobile +34 670 799 335
e-mail amoore@grupoalbion.net

[1] Based on International Financial Reporting Standards (IFRS); 2005 figures unaudited.
[2] Net Income attributable to the shareholders of the company was EUR 79.3 million, compared with EUR 70.2 million in the first quarter 2004

Madrid, 5 May 2005: **Amadeus (MAD: AMS, ISIN: ES0109169013), global leader in technology and distribution solutions for the travel and tourism industry, has today reported its first quarter results for the period ended 31 March 2005.**

First Quarter 2005 Results (to 31 March 2005)[3]

(in million EUR)	Q1 2005	Q1 2004	Growth %
Total Bookings (million)	124.9	124.0	1%
Revenue	593.2	538.0	10%
EBITDA	159.9	172.8	-7.5%
Net Income[4]	74.7	69.9	6.8%

EBITDA = operating income + operating depreciation and amortisation

Total **revenue** for the first quarter ended 31 March 2005 was EUR 593.2 million, an increase of 10% over the same period in 2004, while **total bookings** processed through the Amadeus system in the quarter rose by 1% to 124.9 million. Air bookings grew 1.9% year on year, to 106 million; online air bookings grew 33% in the same period, to 14.1 million, now representing over 13% of total air bookings.

Operating income (EBIT) was EUR 113.7 million, slipping 10% on the first quarter of 2004 largely due to the consolidation of OPODO, but showed a significant increase on the fourth quarter of 2004 when Amadeus posted EBIT of EUR 39.9 million. **EBITDA** for the quarter was EUR 159.9 million, a decrease of 7.5% over the equivalent period in 2004, also impacted by OPODO.

Net income for the quarter showed solid growth at EUR 74.7 million, an increase of 6.8% over the same period a year ago.

---

[3] Based on International Financial Reporting Standards (IFRS); 2005 figures unaudited.
[4] Net Income attributable to the shareholders of the company was EUR 79.3 million, compared with EUR 70.2 million in the first quarter 2004

First Quarter 2005 – Operating Highlights

Travel Distribution (to travel agents and airline sales offices)

In the first three months of the year, Amadeus consolidated the ownership of its distribution network in Spain and Portugal, **SAVIA Amadeus**. This forms part of a global strategy to consolidate certain regional operations and will enable Amadeus to adapt faster to industry changes in this strategic region while permitting the Iberian market to capitalise on Amadeus' global development expertise. The Amadeus System connects more than 8,000 Spanish travel agencies, that processed nearly 32 million bookings in 2004. Last year, 558 additional Spanish travel agencies connected to the Amadeus distribution network.

During the quarter we continued with the full integration of Amadeus France.

Also in this period, Amadeus announced that it has deployed **Vista** and its sister product, **Pro Web**, at 100,000 points of sale around the world. Amadeus Vista is the first browser-based point of sale platform to allow travel professionals to focus on selling travel and developing customer relations instead of just making bookings. By the end of 2004, implementations had reached 94,500, 83.5% more than a year earlier (51,500) and in March topped 100,000. Amadeus now has a browser-based sales solution in operation in 90 markets, across 5 continents.

Air

During the first quarter, Amadeus successfully rolled out the latest elements of its value-based pricing policy as announced in November 2004. The enhanced 2005 pricing scheme further recognises airlines' diverse commercial strategies and the various benefits that the Amadeus distribution channel brings to the world's airlines.

At the same time, fifty airlines across Europe, Middle-East and Africa signed up to the Amadeus Full Content Option. Under this option, airlines agree to give Amadeus subscribers low fares, full schedules, last seat availability and associated inventory for distribution through all channels. These airlines join the world's largest airlines, among them American Airlines, United Airlines, Delta Air Lines, British Airways and Continental Airlines, in guaranteeing their web fares through Amadeus.

Cars

Amadeus signed an exclusive deal with **holiday autos**, the world's largest leisure car rental broker. The company's 750,000 bookable cars at 4,000 worldwide locations will become available in Amadeus Cars at the **Complete Access Plus** level of connectivity. Amadeus is the only global travel distributor to sign a global agreement with holiday autos.

Cruise

Thomson Cruise Lines and Clipper Cruises (which specialises in cruises on small ships) were added to the Amadeus system.

Hotels

In February Amadeus announced the successful completion of the acquisition process of **Optims**, the leading European supplier of IT services to the hospitality industry. After the proven success of the partnership, formally established through the acquisition of an initial 30% shareholding in September 2003, Amadeus and Optims have now laid the foundations for an even closer cooperation to deliver leading-edge technology to their hospitality clients. Amadeus and Optims are able to provide a complete suite of products and services for the distribution and management of hotel rooms, covering all processes from booking to check out. Amadeus and Optims provide hoteliers with Property Management Systems, Central Reservation Systems, Revenue Management Solutions and access to a wide range of distribution channels.

E-Commerce (Amadeus e-Travel)

Amadeus e-Travel bookings grew by 47% during the first quarter 2005 compared to the same period last year. Bookings processed for over 65 airline customers through Amadeus **e-Travel ®Planitgo**, the most widely adopted internet self-service engine, grew by 48% year on year.

e-Travel ®Aergo, e-Travel's global corporate booking solution, experienced 45% growth in the first quarter 2005, compared to the same period in 2004. During the quarter, Aergo was chosen by the Asian Development Bank (ADB) to manage corporate travel for over 2,000 employees across 50 countries.

e-Travel and TQ3 Travel Solutions extended a global reseller agreement by 3.5 years, following the adoption of Aergo and SAP Travel Management (SAP TM) powered by e-Travel, by several of TQ3's multinational customers including Agfa (Aergo), Boehringer Ingelheim and Commerzbank (SAP TM), and the roll-out of TQ3 Business across Europe.

In Brazil, a dedicated e-Travel unit was set up to support online corporate travel management in Latin America, with customers including CEMEX and Volkswagen Mexico. This unit joins others which have been set up in Australia, Bangkok, Belgium, France, Germany, Italy, the Netherlands, the UK, the US, Scandinavia and Switzerland.

Airline IT Services

Towards the end of the first quarter 2005, Amadeus announced that **TAROM**, Romania's national airline, had successfully moved its sales and reservations to **Amadeus Altéa Sell**.

The implementation came at a key time in the expansion of the Central, Eastern and Southern Europe (CESE) region, where Amadeus processes 57% of travel agency air bookings. The region is home to half a billion people, and includes fast-growing economies. Romania's gross domestic product per head, for example, grew on average 8.3% each year between 2000 and 2003[5] and Amadeus estimates that by 2020 there will be more arrivals in Eastern than Western Europe.

By adopting Altéa Sell, TAROM is perfectly positioned to take advantage of growth. The airline will share the IT platform for sales and reservations with another 148 airlines and over 66,000 travel agents worldwide. Equally, TAROM will be able to develop commercial partnerships with any of the 148 other airlines using Altéa Sell without developing any technology.

OPODO

In the first quarter of 2005 the pan-European online travel company made two acquisitions: **Quest Travel**, a UK specialist high street agency; and the French tour operating company **Karavel**, owner of **Promovacances**, a leading online travel company in France, whose core expertise is in the pre-packaged holiday market. Promovacances is a well-known and respected brand, established in the French market in 1997, offering great value to travellers to a wide range of destinations and product types.

Opodo continues to build on its strong position in the European online travel market, originally focusing on flight sales, with expansion into hotels and other travel products, and attracting over 7 million unique visitors across its sites every month. Pre-packaged holidays are a key component of Opodo's online offering, with sales having increased by 150% over the last half of 2004 in France alone.

- END -

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[5] *Source: Economist Intelligence Unit*

Notes to the Editors:

Amadeus (MAD: AMS)
Amadeus is a global leader in technology and distribution solutions for the travel and tourism industry. Its comprehensive data processing centre serves over 72,000 travel agency locations and some 10,000 airline sales offices, totalling around 347,000 points of sale located in over 215 markets worldwide.

Through Amadeus, travel agencies and airline offices can make bookings on 95 per cent of the world's scheduled airline seats. The system also provides access to over 54,100 hotel properties, some 43 car rental companies serving over 30,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

Amadeus is a leading IT solutions provider to the airline industry; 150 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 300 corporations and more than 70 airlines and hotels.

Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2004, the company reported revenues of EUR 2,056.7m and net income of EUR 208m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France.

The company has 6,000 employees worldwide, representing 95 nationalities.

More information about Amadeus is available at: www.amadeus.com

Contact details:

Corporate & Marketing Communication
Amadeus
Tel : +34 91 582 0160
Fax : +34 91 582 0188
E-mail : externalcommunication@amadeus.net

Selected Financial Information and Operating Statistics
For the three-month period, ended 31 March 2005

Figures in million euros	Q1 2005	Q1 2004	% Growth
Revenues	**593.2**	**538.0**	**10.3%**
Operating expenses [(1)]	433.3	365.2	18.7%
EBITDA	159.9	172.8	(7.5%)
Depreciation & Amortisation	46.2	39.4	17.3%
Operating Goodwill Amortisation	-	6.6	-
EBIT	113.7	126.9	(10.4%)
Net financial income / (expense)	2.5	(2.8)	(187.9%)
Other non operating	(0.2)	(0.0)	n/a
Income before income taxes	116.0	124.0	(6.5%)
Income taxes	44.7	48.4	(7.7%)
Income after taxes	71.4	75.7	(5.7%)
Associates - Operating Results	3.3	(1.6)	n/a
Associates - Goodwill		(3.1)	n/a
Associates	3.3	(4.7)	(170.3%)
Net Income	74.7	69.9	6.8%
Net Income attributable to :			
Minority interests	(4.6)	(0.3)	n/a
Equity holders of the company	**79.3**	**70.2**	**13.0%**
EPS (2)	**0.14**	**0.12**	**16.7%**
EBITDA margin	27.0%	32.1%	(5.2) p.p.
EBIT margin	19.2%	23.6%	(4.4) p.p.
Net Income margin	12.6%	13.0%	(0.4) p.p.
Effective tax rate	38.5%	39.0%	(1) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill
(2) Refers to Net Income Attributable to equity holders of the company

Bookings details
For the quarter and twelve-month period ended 31 December 2004

Figures in thousands	Q1 2005	Q1 2004	% Growth
Bookings by Type			
Air	106,362	104,393	1.9%
Non - Air	8,286	8,061	2.8%
Bookings by Region			
North America	10,348	10,824	(4.4%)
Europe	76,356	75,972	0.5%
Rest of the World	27,944	25,658	8.9%
Bookings by Channel			
Travel Agency (Indirect)	89,241	87,359	2.2%
Direct[1]	25,407	25,095	1.2%
Traditional vs E-Commerce			
Traditional	100,251	101,717	(1.4%)
E-Commerce	14,397	10,737	34.1%
Bookings excl. German Leisure	114,648	112,454	2.0%
German Leisure Bookings	10,200	11,500	(11.3%)
Total Bookings	124,848	123,954	0.7%

(1) Airport Ticket Offices / City Ticket Offices and Airline websites